UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291- CF#33203

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CorVel Corporation submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 12, 2015.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Granted
10.1	8-K	November 12, 2015	through June 14, 2016
10.2	8-K	November 12, 2015	through June 14, 2016
10.3	8-K	November 12, 2015	through June 14, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary